EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Six Months Ended				Year Ended
	June 30				December 31
	2010	2009	2009	2008	2007	2006	2005
Income from continuing operations	$2,176	$1,076	$2,978	$6,955	$5,153	$4,313	$4,912

Subtract:
Net income attributable to noncontrolling interest	(36)	(21)	(51)	(116)	(75)	(111)	(74)
Adjusted income from equity investments (a)	(67)	(56)	(88)	(84)	(28)	(52)	(53)
	2,073	999	2,839	6,755	5,050	4,150	4,875

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	629	206	695	2,213	1,577	1,545	632
Interest and debt expense	70	59	140	133	344	297	305
Portion of lease rentals representative of the interest factor	28	29	57	58	60	52	47
	727	294	892	2,404	1,981	1,894	984
Earnings before fixed charges	$2,800	$1,293	$3,731	$9,159	$7,031	$6,044	$5,769

Fixed charges:
Interest and debt expense including capitalized interest	$108	$107	$218	$201	$403	$352	$331
Portion of lease rentals representative of the interest factor	28	29	57	58	60	52	47
Total fixed charges	$136	$136	$275	$259	$463	$404	$378

Ratio of earnings to fixed charges	20.59	9.51	13.57	35.36	15.19	14.96	15.26

(a)	Represents adjustments to arrive at distributed income from equity investees.